UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TechTeam Global, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

878311 10 9

(CUSIP Number)

COPY TO:

Seth W. Hamot	Jeffrey R. Katz, Esq.
Roark, Rearden & Hamot, LLC	Ropes & Gray LLP
420 Boylston Street	One International Place
Boston, MA 02116	Boston, MA 02110
(617) 595-4400	(617) 951-7072

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2005

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “1934 Act”) or otherwise subject to the liabilities of that section of the 1934 Act but shall be subject to all other provisions of the 1934 Act (however, see the Notes).

Page 1 of 10 Pages

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON: Seth W. Hamot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 869,943 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 869,943 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,943
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
14.	TYPE OF REPORTING PERSON* IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 2 of 10 Pages

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON: Costa Brava Partnership III L.P.	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 04-3387028
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 869,943 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 869,943 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,943
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
14.	TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 10 Pages

SCHEDULE 13D

CUSIP No. 878311 10 9	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON: Roark, Rearden & Hamot, LLC	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 10-0000708
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION A Delaware Limited Partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER 869,943 8. SHARED VOTING POWER -0- 9. SOLE DISPOSITIVE POWER 869,943 10. SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 869,943
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.8%
14.	TYPE OF REPORTING PERSON* OO – Other

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 4 of 10 Pages

SCHEDULE 13D

TechTeam Global, Inc.

Item 1. Security and Issuer.

This statement relates to the shares of common stock, $0.01 par value (the “Common Stock”), of TechTeam Global, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 27335 West Eleven Mile Road, Southfield, MI 48034.

Item 2. Identity and Background.

This statement is filed jointly by (1) Seth W. Hamot, a United States citizen; (2) Roark, Rearden and Hamot, LLC, a Delaware limited liability company; and (3) Costa Brava Partnership III L.P., a Delaware limited partnership. Each of the parties listed in the immediately preceding sentence is referred to herein individually as a “Filer” and collectively as the “Filers.”

Seth W. Hamot, is the president of Roark, Rearden & Hamot, LLC, which is the general partner of Costa Brava Partnership III L.P.

The principal business of Costa Brava Partnership III L.P. is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Roark, Rearden and Hamot, LLC is to act as general partner of Costa Brava Partnership III L.P. The principal business address of each of the Filers is 420 Boylston Street, Boston, MA 02116.

None of Filers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Filers has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

All of the shares of Common Stock that were beneficially owned by the reporting persons were held by Costa Brava Partnership III L.P. and were acquired with working capital set aside for the general purpose of investing.

Item 4. Purpose of Transaction.

The Filers believe that the shares of Common Stock of the Issuer are undervalued and they are considering pursuing any and all of the actions enumerated below.

The Filers may take such actions with respect to their investment in the Issuer as they deem appropriate, including without limitation: (i) having open communications with the Issuer’s management in order to monitor their efforts to increase shareholder value, (ii) purchasing additional shares of Common Stock in the open market or otherwise, (iii) seeking a change of control of the Issuer through various means, including without limitation, an extraordinary corporate transaction, such as a merger, reorganization, recapitalization or tender offer, (iv) seeking to amend the Issuer’s charter and by-laws, (v) seeking to elect a slate of directors to the Issuer’s board of directors and (vi) presenting proposals for stockholders’ consideration at an annual or special meeting of the Issuer’s stockholders, (vii) having communications with other stockholders and creditors and (viii) having communications with other participants in the Issuer’s business industry.

Should the Issuer fail to define a clear strategy to maximize shareholder value, the Filers may consider a means by which some or all of the directors may be removed from the board of directors.

Page 5 of 10 Pages

In addition, the Filers believe it is in the interest of all shareholders if either the current board or a new board immediately appoint an independent firm of investment bankers to find ways to maximize shareholder value.

The Filers may also participate in discussions with potential purchasers of their shares of Common Stock, sell some or all of their shares of Common Stock in the open market or through privately negotiated transactions, or change their intention with respect to any and all of the matters referred to above.

Although the Filers have made their investment in the Issuer in the ordinary course of business and not for the purpose of changing or influencing the control of the Issuer, the Filers reserve their rights to make such plans or proposals in the future or take any other steps to enhance the value of their investment. The Filers further reserve the right to increase, decrease or eliminate their investment in the Issuer or take any other action relative thereto.

Item 5. Interest in Securities of the Issuer.

(a), (b) The Filers are the beneficial owners of 869,943 shares of Common Stock (approximately 8.8% of the shares of Common Stock outstanding as reported in the Issuer’s filing on Form 10-Q on November 14, 2005).

The Filers have the sole power to vote and sole power to dispose of such shares to which this Statement relates.

(c) During the past 60 days, the Filers bought shares of Common Stock of the Issuer in a series of open-market transactions on NASDAQ. The transaction dates, number of shares bought and sold, prices per share and type of transaction during that period are set forth on Exhibit B hereto.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit A — Agreement Regarding the Joint Filing of Schedule 13D.

Exhibit B — Information concerning the Filers’ transactions for the period from October 18, 2005 to December 16, 2005.

Page 6 of 10 Pages

Signature

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

December 16, 2005
Date

/s/ Seth W. Hamot
Signature

Seth W. Hamot
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 7 of 10 Pages

EXHIBIT INDEX

Exhibit	Description	Page Number In Sequentially Numbered Copy
A	Agreement Regarding the Joint Filing of Schedule 13D	9

B	Information concerning the Filers’ transactions for the period from October 18, 2005 to December 16, 2005	10

Page 8 of 10 Pages

EXHIBIT A

AGREEMENT REGARDING

THE JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: December 16, 2005

COSTA BRAVA PARTNERSHIP III L.P.

By:	Roark, Rearden & Hamot, LLC, its General Partner

By:	/s/ Seth W. Hamot
Seth W. Hamot
President

SETH W. HAMOT

By:	/s/ Seth W. Hamot
Seth W. Hamot

ROARK, REARDEN & HAMOT, LLC

By	/s/ Seth W. Hamot
Seth W. Hamot
President

Page 9 of 10 Pages

EXHIBIT B

FILERS’ TRANSACTIONS FROM OCTOBER 18, 2005 to DECEMBER 16, 2005

Date of Transaction	Shares of Common Stock Bought (Sold)	Price Per Share	Type of Transaction
October 24, 2005	614	$12.234	Open Market Purchase
October 26, 2005	3,500	12.257	Open Market Purchase
October 27, 2005	15,000	9.803	Open Market Purchase
October 27, 2005	16,086	12.189	Open Market Purchase
October 28, 2005	36,451	9.450	Open Market Purchase
October 31, 2005	20,000	9.504	Open Market Purchase
November 8, 2005	31,500	8.222	Open Market Purchase
November 9, 2005	35,000	8.884	Open Market Purchase
November 10, 2005	10,000	8.961	Open Market Purchase
November 16, 2005	3,000	8.861	Open Market Purchase
November 18, 2005	27,300	8.743	Open Market Purchase
November 21, 2005	2,700	8.641	Open Market Purchase
November 22, 2005	17,700	8.641	Open Market Purchase
November 23, 2005	14,879	8.770	Open Market Purchase
November 28, 2005	3,521	8.995	Open Market Purchase
November 29, 2005	2,680	9.046	Open Market Purchase
November 30, 2005	98	9.313	Open Market Purchase
December 1, 2005	61,700	9.616	Open Market Purchase
December 9, 2005	4,000	9.404	Open Market Purchase
December 16, 2005	4,000	9.738	Open Market Purchase

Page 10 of 10 Pages